                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-82350


PROSPECTUS


                           REGENT COMMUNICATIONS, INC.



                         174,917 SHARES OF COMMON STOCK

              ----------------------------------------------------



         The entity identified in "Selling Stockholder" on page 7 is offering to sell 174,917 shares of common stock of Regent Communications, Inc. All offers and sales will be made as described in "Plan of Distribution" beginning on page 8.


         The sale price for these shares may vary from transaction to transaction. Any sales commissions may also vary.


         Regent common stock is traded on The Nasdaq National Market under the symbol "RGCI."



          ------------------------------------------------------------


         FOR A DESCRIPTION OF CERTAIN SIGNIFICANT CONSIDERATIONS IN CONNECTION WITH THE SHARES AND RELATED MATTERS DESCRIBED IN THIS DOCUMENT, SEE "RISK FACTORS" BEGINNING ON PAGE 2.

          ------------------------------------------------------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          ------------------------------------------------------------




                The date of this prospectus is March 22, 2002

                        ---------------------------------

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

SUMMARY....................................................................1

RISK FACTORS...............................................................2

FORWARD-LOOKING STATEMENTS.................................................6

USE OF PROCEEDS............................................................7

SELLING STOCKHOLDER........................................................7

PLAN OF DISTRIBUTION.......................................................8

LEGAL MATTERS..............................................................9

EXPERTS....................................................................9

WHERE YOU CAN FIND MORE INFORMATION........................................9

INCORPORATION BY REFERENCE................................................10

                        ---------------------------------

         YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                                     SUMMARY

         This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before you make an investment decision. You should carefully read this entire prospectus, including the "Risk Factors" section, and the documents we have referred you to, including the documents incorporated herein by reference, before making your investment decision.

                           REGENT COMMUNICATIONS, INC.

         We are a radio broadcasting company focused on acquiring, developing and operating radio stations in middle and small-sized markets. We were founded in 1996 by Terry S. Jacobs and William L. Stakelin, who have more than 60 years of combined experience in establishing, growing and operating radio broadcasting companies.

         Our acquisition strategy is to expand within our existing markets and to enter into new middle and small-sized markets in which we believe we can effectively execute our operating strategies. After entering a market, we seek to acquire additional stations that will allow us to reach a wider range of demographic groups to appeal to advertisers and increase revenue. We also integrate these stations into our existing operations in an effort to achieve substantial cost savings. Our strong management team has successfully executed this strategy and has strengthened our operations by selling stations in various markets that did not fit within our existing strategy and by exiting our smallest markets as planned.

         Our principal executive offices are located at 100 East RiverCenter Boulevard, 9th Floor, Covington, Kentucky 41011 and our telephone number is
(859) 292-0030.

     For more detailed information about us, please see our Annual Report on Form 10-K for the year ended December 31, 2001; our Proxy Statement dated April 19, 2001; and the description of our common stock contained in our registration statement filed under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description, which are incorporated into this document by reference. See "Where You Can Find More Information."

                           SECURITIES TO BE REGISTERED

Issuer...............................    Regent Communications, Inc.

Common Stock Offered.................    174,917 shares

Use of Proceeds .....................    We will not receive any proceeds from
                                         the sale of the common stock by the
                                         selling stockholder.

Trading...............................   Our stock is listed on The Nasdaq Stock
                                         Market's National Market under the
                                         symbol "RGCI."

                                  RISK FACTORS

         You should carefully consider the following risk factors in addition to the other information in this prospectus before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as the value of an investment in our common stock.

WE HAVE A HISTORY OF NET LOSSES THAT MAY CONTINUE IN THE FORESEEABLE FUTURE.

     We had a net loss of approximately $1.7 million for the year ended December 31, 2001. We had net income of approximately $13.9 million for the year ended December 31, 2000, primarily due to a gain of approximately $17.5 million which we recognized on an exchange of radio stations with Clear Channel Communications, Inc. We had a net loss of approximately $6.8 million for the year ended December 31, 1999. The primary reasons for our losses in 2001, 2000 (when excluding the gain on our exchange of radio stations) and 1999, are significant charges for depreciation and amortization relating to the acquisitions of radio stations and interest charges on our outstanding debt. As we acquire additional stations, depreciation and interest charges will probably increase. Although effective January 1, 2002 we will no longer be required to expense amortization relating to goodwill and other indefinite life intangible assets, we will likely have a net loss for the first quarter of 2002 and we may continue to experience net losses in the future.

OUR ACQUISITION STRATEGY MAY NOT BE SUCCESSFUL.

         We have experienced rapid growth, and intend to continue our aggressive growth strategy, by acquiring radio stations in middle and small-sized markets. This strategy is subject to a variety of risks, including the:

         - increase in prices for radio stations due to increased competition for acquisition opportunities;

         - reduction in the number of suitable acquisition targets resulting from continued industry consolidation;

         - inability to negotiate definitive purchase agreements on satisfactory terms;

         -        loss of key employees of acquired stations;

         - diversion of management's attention from other business concerns;

         -        inability to sell any non-performing station; and

         - failure or unanticipated delays in completing acquisitions due to difficulties in obtaining required regulatory approvals.

         If we are unable to grow as planned, we may not be able to compete successfully with larger broadcasting companies and other media.

IF WE ARE UNABLE TO MANAGE EFFECTIVELY OUR PLANNED RAPID GROWTH, OUR OPERATIONS AND REVENUES COULD SUFFER.

         We have grown substantially in a relatively short period of time and we intend to grow rapidly in the future. To manage our growth successfully, we must, among other things, continue to develop our financial and management controls and management information systems, stringently control our costs, increase our marketing activities, attract and retain qualified management personnel, and train new personnel.

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT ADDITIONAL FINANCING FOR FUTURE ACQUISITIONS.

         Depending upon the nature, size and timing of our acquisitions, we may require financing in excess of that available under our bank credit facility. We cannot assure you that our bank credit facility or any other agreements to which we are a party will permit additional borrowings at the desired times. Nor can we assure you that additional and/or alternative financing from other sources will be available to us or, if available, that the financing would be on terms acceptable to us.

RESTRICTIONS AND LIMITATIONS IMPOSED UNDER OUR CREDIT FACILITY COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS AND IMPLEMENT OUR STRATEGY.

         Our credit facility restricts, subject to certain conditions, among other things, our ability to:

         -        incur additional indebtedness and/or liens;

         -        issue capital stock in certain circumstances;

         -        pay dividends or make certain other restricted payments;

         -        make certain investments or acquisitions;

         -        enter into certain transactions with affiliates;

         -        merge or consolidate with any other person; or

         - sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of our assets.

WE MAY LOSE AUDIENCE SHARE AND ADVERTISING REVENUE TO COMPETING RADIO STATIONS.

         Our radio stations compete with other radio stations in each market for audience share and advertising revenue. Our advertising revenue primarily depends upon our stations' audience share in the demographic groups targeted by our advertisers. If a competing station converts to a format similar to that of one of our stations, or if one of our competitors strengthens its operations, our stations could suffer a reduction in ratings and advertising revenue. Other radio companies which are larger and have more resources may also enter our markets. Although we believe our stations are well positioned to compete, we cannot assure you that our stations will maintain or increase their current ratings or advertising revenue.

WE MAY LOSE AUDIENCE SHARE AND ADVERTISING REVENUE TO INDIRECT COMPETITORS.

         We also compete with other media such as television, newspapers, direct mail and outdoor advertising for advertising revenue. The radio broadcasting industry is also facing competition from new media technologies that are being developed, such as the following:

         - audio programming by cable television systems, direct broadcasting satellite systems and other digital audio broadcasting formats;

         - satellite-delivered digital audio radio service, which could result in the introduction of several new satellite radio services with sound quality equivalent to that of compact discs; and

         - in-band-on-channel digital radio and new low power FM radio, which could provide radio services in the same frequency range currently occupied by traditional FM and AM radio services.

         A loss of audience share to these media could result in decreased advertising revenue for us.



AN ECONOMIC DOWNTURN IN ANY OF OUR SIGNIFICANT MARKETS COULD ADVERSELY AFFECT OUR REVENUE AND CASH FLOW.

         Our stations are located in a relatively small number of markets. A significant decline in net broadcasting revenue from our stations in any of our significant markets could have a material adverse effect on our operations and financial condition.

THE LOSS OF KEY PERSONNEL COULD DISRUPT THE MANAGEMENT OF OUR BUSINESS.

         Our business depends upon the continued efforts, abilities and expertise of Terry S. Jacobs, William L. Stakelin and our other executive officers and key employees. We believe that the unique combination of skills and experience possessed by these individuals would be difficult to replace and that, in particular, the loss of Mr. Jacobs or Mr. Stakelin would have a material adverse effect on us. These adverse effects could include the impairment of our ability to execute our acquisition and operating strategies and a decline in our standing in the radio broadcast industry. We do not presently have, and are not seeking, "key man" insurance on the life of Mr. Jacobs or Mr. Stakelin.

WE COULD EXPERIENCE DELAYS IN EXPANDING OUR BUSINESS DUE TO ANTITRUST LAWS AND OTHER REGULATORY CONSIDERATIONS.

         The Federal Trade Commission, the United States Department of Justice and the Federal Communications Commission carefully review proposed transactions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and/or the effects on concentration of market revenue share. Any delay, prohibition or modification required by such regulatory authorities could adversely affect the terms of a proposed transaction or could require us to abandon an otherwise attractive opportunity. We have experienced delays from time to time in connection with some of our acquisitions.

IF WE COULD NOT RENEW OUR FCC LICENSES, OUR BUSINESS WILL BE IMPAIRED.

         Our business is dependent upon maintaining our broadcasting licenses issued by the FCC, which are issued currently for a maximum term of eight years. Our broadcasting licenses will expire between 2004 and 2006. We cannot assure you that our pending or future renewal applications will be approved, or that such renewals will not include conditions or qualifications that could adversely affect our operations. Moreover, governmental regulations and policies may change over time and we cannot assure you that such changes would not have a material adverse impact upon our business, financial condition and results of operations.

IF WE DEFAULT UNDER OUR CREDIT FACILITY, WE MAY NOT BE ABLE TO REPAY SUCH INDEBTEDNESS.

         Our credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests. A breach of these or any other credit facility restrictions could result in a default under our credit facility. If an event of default occurs, then our credit facility lenders could declare all amounts outstanding, including accrued interest, immediately due and payable. If our credit facility indebtedness were accelerated, our assets may not be sufficient to repay in full such indebtedness and our other indebtedness.

WE HAVE ESTABLISHED CERTAIN ANTI-TAKEOVER MEASURES THAT COULD PREVENT AN ACQUISITION OR CHANGE OF CONTROL OF OUR COMPANY.

         Some of the provisions of our charter and bylaws could discourage, delay or prevent an acquisition or change of control of our company even if our stockholders believe the change in control would be in our and their best interests and even if the transaction might be at a premium price. These provisions:

         - permit the Board of Directors to increase its own size and fill the resulting vacancies;

         - permit the Board of Directors, without stockholder approval, to issue preferred stock with such dividend, liquidation, conversion, voting and other rights as the Board may determine; and

         - limit the persons who may call special meetings of stockholders.

         In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

STOCKHOLDERS OWNING A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK MAY RESELL SHARES INTO THE MARKET, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY.

         During and following the periods in which sales of the shares offered hereby may be made, stockholders owning a substantial number of currently restricted shares of our common stock may be free to resell their shares, in accordance with registration rights, Rule 144, or otherwise. From time to time, we may also issue additional shares of our common stock in acquisitions and/or in public or private offerings. As restrictions on resale end, and as additional shares may be issued by us, the market price of our common stock could drop significantly if the holders of these shares sell them, or are perceived by the market as intending to sell them.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things:

         - general economic and business conditions, both nationally and in our markets;
         - our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

         -        anticipated trends in the radio business;

         -        existing and future regulations affecting the radio business;

         -        our acquisition opportunities; and

         - other risk factors set forth in the "Risk Factors" section of this prospectus.

         In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock by the selling stockholder. See "Selling Stockholder."

                               SELLING STOCKHOLDER

         The shares of common stock offered hereby were issued to the selling stockholder pursuant to an acquisition agreement dated as of February 4, 2002. Pursuant to the terms of the agreement, we agreed to file with the SEC a registration statement under the Securities Act and maintain its effectiveness until the later of (i) ninety days after the registration statement becomes effective, or (ii) such time as all shares offered hereby have been sold pursuant to the registration statement.

         The following table sets forth certain information with respect to the selling stockholder and the number of shares of common stock which may be sold pursuant to this document. Information regarding the number of shares held by the selling stockholder prior to the registration contemplated hereby has been obtained from the selling stockholder. The selling stockholder does not have, nor within the past three years has had, any position, office or other material relationship with us or any of our predecessors.


                                                                                     Number of      Percentage of
                                                                                     shares of      common stock
                                                                                      common         held after
                                                                                    stock held      completion of
                                      Number of shares     Number of shares of     assuming the      the sale of
                                     held prior to the         common stock         sale of all      the common
                                      sales of shares       which may be sold     shares offered        stock
             Name of                     registered          pursuant to this       pursuant to      registered
       Selling Stockholder               hereunder(1)            prospectus        this prospectus    hereunder
       -------------------               ------------            ----------        ---------------    ---------
CONNOISSEUR COMMUNICATIONS OF             174,917                174,917                 0                *
FLINT, L.P.



--------------------
(1) The Commission has defined beneficial ownership to include sole or shared voting or investment power with respect to a security or right to acquire beneficial ownership of a security within 60 days. The number of shares indicated are owned with sole voting and investment power unless otherwise noted.

* Represents less than one percent of the outstanding shares of common stock.

                              PLAN OF DISTRIBUTION

         The selling stockholder named in this document and other persons described below may offer these shares for sale. Additional persons may be named or described in one or more amendments or supplements to this document. Offers and sales of these shares may be subject to a delay period described below. Under the agreement, we are required to maintain the effectiveness of the registration statement until the later of (i) ninety days after the registration statement becomes effective, or (ii) such time as all shares offered hereby have been sold pursuant to the registration statement.

         Under the terms of the agreement, we may suspend the effectiveness of the registration statement for a period of up to ninety days during which the shares offered hereby will not be able to be resold. We shall provide written notice to the selling stockholder at the beginning and end of any delay period.

         Subject in all cases to the restrictions in the agreement described above, any distribution hereunder of the common stock by the selling stockholder may be effected from time to time in one or more of the following transactions:
(1) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the Nasdaq National Market or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (2) to underwriters who will acquire shares of common stock for their own account and resell such shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (3) directly or through brokers or agents in private sales at negotiated prices, (4) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, (5) to or through trusts created by the selling stockholder, or (6) by any other legally available means. Also, offers to purchase the common stock may be solicited by agents designated by the selling stockholder from time to time. Underwriters or other agents participating in an offering made pursuant to this document (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

         In connection with distributions of the shares of common stock offered hereby or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares of common stock offered hereby in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also sell short and redeliver the shares to close out such short positions. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares of common stock offered hereby, which shares such broker-dealer or other financial institution, may resell pursuant to this document (as supplemented or amended to reflect such transaction). The selling stockholder may also pledge the shares of common stock offered hereby to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged common stock pursuant to this document (as supplemented or amended to reflect such transaction).

         Certain costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. Commissions, discounts, underwriting or advisory fees, broker's fees and transfer taxes, if any, attributable to the sales of the shares of common stock offered hereby will be borne by the selling stockholder.

         Brokers, dealers and other persons who sell these shares may be deemed to be "underwriters" for purposes of the Securities Act of 1933. However, no one has conceded that they will be acting as an "underwriter" in selling these shares.

         This document may be amended and supplemented from time to time to describe a specific plan of distribution. In addition, any securities covered by this document which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this document.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for us by Graydon Head & Ritchey LLP, Cincinnati, Ohio.

                                     EXPERTS
         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for Regent Communications, Inc. for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Stockholders may read and copy reports, proxy statements and other information filed by us at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; 233 Broadway, New York, New York 10279; or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information are also available from commercial document retrieval services and at the SEC's website located at http://www.sec.gov.

         We have filed a registration statement to register with the SEC the shares of common stock offered hereby. This document is part of that registration statement and constitutes a prospectus of Regent.

         As allowed by SEC rules, this document does not contain all the information that stockholders can find in our registration statement or the exhibits to our registration statement.

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to stockholders by referring them to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the other document.

         This document incorporates by reference the documents set forth below:
                  - our Annual Report on Form 10-K for the year ended December 31, 2001;

                  -        our Proxy Statement dated April 19, 2001; and

                  - the description of our common stock contained in our registration statement filed under the Securities and Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.
         Additional documents that we may file with the SEC between the date of this document and the date of the sale of the shares of common stock offered hereby are also incorporated by reference. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Copies of any of the documents incorporated by reference (excluding exhibits unless specifically incorporated therein) are available without charge upon written or oral request from Anthony A. Vasconcellos, Chief Financial Officer of Regent Communications, Inc., 100 East RiverCenter Boulevard, 9th Floor, Covington, Kentucky 41011 (telephone number: (859) 292-0030).


         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO MAKE YOUR DETERMINATION ON WHETHER OR NOT TO MAKE AN INVESTMENT IN THE SHARES OF OUR COMMON STOCK OFFERED HEREBY. NO ONE HAS BEEN AUTHORIZED TO PROVIDE ANY INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED MARCH 22, 2002. YOU SHOULD NOT
ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE DELIVERY OF THIS DOCUMENT NOR THE SALE OF OUR COMMON STOCK WILL CREATE ANY IMPLICATION TO THE CONTRARY.